Exhibit 99.2

Issuance of NIS Denominated Debentures

September 2016

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Nothing in this Presentation, constitute an offering the purchase securities of the company.

About B Communications
B Communications Ltd. is a holding company with a controlling interest (approximately 26.3%) in Bezeq, The Israel Telecommunication Corp. ("Bezeq"), Israel's largest telecommunications provider (TASE: BEZQ).
BCOM is a subsidiary of Internet Gold and part of the Eurocom Group in Israel.
The Company, which was formerly known as 012 Smile Communications, went public on Nasdaq in November 2007. Today trades on NASDAQ and TASE (part of Tel-Aviv 100 Index).
Market cap figures are as of August 23, 2016.
* During the first half of 2016
At A Glance
Ticker
Exchange
Headquarters
LTV
NAV
Stock Price
Market Capitalization
Decrease in Net Debt*
BCOM
NASDAQ & TASE
Ramat Gan, Israel
35%
NIS 3.5 billion
NIS 91.20
NIS 2.7 billion
NIS 635 million

Investment Considerations
B Communications holds a controlling stake in Bezeq, an asset with strong, consistent cash flow generation and a dividend distribution policy of 100% of net profit.
Decreased net debt from more than NIS 5 billion, reflecting a Loan-To-Value Ratio ("LTV") of more than 80% in April 2010 (when BCOM acquired the controlling interest in Bezeq) to just NIS 1.9 billion, reflecting a LTV of 35% as of today.
Secured Notes trade at yield to call on February 2017 of 3.4%, callable in the short term.
Series B Debentures trade at yield to maturity of 1.27%.

BCOM During Last 30 Months

	January 1,	June 30,
	2014	2016
Value of BCOM's holdings in Bezeq shares (NIS Billions)	4.97	5.43
Net Debt (NIS Billions)	2.74	1.92
NAV (NIS Billions)	2.23	3.51
FCF (NIS Millions)	(31)	382
Total Liquidity (NIS Billions)	0.66	1.35
LTV	55%	35%
Senior Secured Notes Rating	A	A+
Series B Debentures Rating	A2	Aa3
Senior Secured Notes YTW	7.38%	3.40%
Series B Debentures YTM	4.13%	1.27%

Company's Management
Shaul Elovitch *
Founder & Chairman
Over 40 years experience
building leading
communications businesses
and other major investments
businesses
Doron Turgeman
CEO since 2011 & CFO from
2001 till 2011
20 years experience in
management
18 years experience in
communications
Proven capabilities in:
Strategy creation & strategic planning
Marketing & brand development
Operational & financial management
Management of mergers & acquisitions
Capital raising - 15 major transactions
2 IPOs - IGLD and BCOM
11 bond issues
$800 million Rule 144A offering
Convertible bond issuance and 2 option series.
*Chairman of the board of directors of Bezeq and its subsidiaries

Eurocom Group is one of the leading holding groups in Israel, highly experienced in the telecommunications market
Eurocom was founded in 1979.
One of Israel's largest holding companies in Israel.
Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership).
Investments in telecommunications, satellite services, renewable energy, media, consumer electronics, real estate and additional fields.
Internet Gold (IGLD)
B Communications (BCom)
Bezeq
Satellite Services
Space
Communications Ltd.
Satcom Sys Ltd.
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Microsoft, Motorola,
ZTE)
Eurocom Digital
Communications
(Panasonic, Uniden)
D.M. Engineering
Ltd.
Real Estate
Eurocom Real
Estate Ltd.
MIDTWON
EITAG Ltd.

Investments &
Finance
Enlight energy Ltd.
Eurocom Capital
Finance Ltd.
Traded on TASE
Traded on NASDAQ

Group Structure
Eurocom Group
Internet Gold
Golden Lines
B Communications
Free float
Free float
Free float
Fixed-line, broadband
infrastructure, data com
Call centre
services
Pay-TV (DTH)
Mobile telephony
and data
ILD, ISP,
enterprise
solutions
Internet
portal
Walla!
Private
● M.cap (Bil. NIS) - 1.0
● NAV (Bil. NIS) - 1.7
● Net debt (Mil. NIS) - 545
● Net debt / EBITDA - 4.77
● Listed - TASE, NASDAQ
● M.cap (Bil. NIS) - 2.7
● NAV (Bil. NIS) - 3.5
● Net debt (Bil. NIS) - 1.9
● Net debt / EBITDA - 4.00
● Listed - TASE, NASDAQ
● M.cap (Bil. NIS) - 20.6
● TTM EV/EBITDA - 7.2
● Net debt / EBITDA - 2.24
● Listed - TASE
Source: Bezeq's investors presentation - http://ir.bezeq.co.il.
(1) Net debt figures are as of June 30, 2016. Holding percentage figures are as of August 23, 2016.

Decrease in Leverage Ratio (LTV)

NIS Billions
8
7
6
5
4
3
LTV
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
93%
35%
Dec 12
Mar 13
Jun 13
Sep 13
Dec 13
Mar 14
Jun 14
Sep 14
Dec 14
Mar 15
Jun 15
Sep 15
Dec 15
Mar 16
Jun 16
Aug 16

Issuance
of Senior
Secured
Notes
Midroog
raises series
B debentures
rating to A1
Notes
repurchase
program
begins
Sale of
4.18% of
Bezeq
shares
Midroog
raises series
B debentures
rating to Aa3
Market Value of BCOM'S holding s in Bezeq Shares
LTV

Continuing Improvement in Debt YTM
Along With Decrease in Net Debt
Senior Secured Notes Yield to Call on February 2017
Seriers B Debentures Yield to Maturity
Decrease in Net Debt
Financial Liabilities
Liquidity balances
Net debt

Stock Price Increasing while
Discount is Decreasing

80%
70%
60%
50%
40%
30%
20%
75%
27%
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16

100
90
80
70
60
50
40
55.74
91.20
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16

*

Stock price Upside
B Communications Stock Price*
Stock price is dividend adjusted

Bezeq is Israel's largest telecommunications group and
the most comprehensive infrastructure and service provider
Market cap: NIS 20.6 bn
LTM Revenue: NIS 10.3 bn
LTM Adj. EBITDA: NIS 4.1 bn
LTM Revenue: NIS 2.8bn
LTM Revenue: NIS 1.6bn
LTM Revenue: NIS 1.8bn
Fixed-Line
(Telephony, Broadband and
Data Transmission)
Cellular
ISP, ILD and
Enterprise
Pay-TV (DTH)
2.2mm access lines/1.5mm broadband Internet lines
2.3mm subscribers
623K subscribers
Sole licensed DTH provider
in Israel with 44% Pay-TV market share
Offering full suite of data transfer, network and ICT solutions for small and large enterprises
Largest ISP with 44% market share4
Among top three incumbent cellular providers with 22% market share
#1 Fixed-Line telephony provider with market share of 56%1 in private sector and 74% in business sector
#1 Broadband infrastructure provider with 68% market share
LTM Revenue: NIS 4.4bn
43% of total revenues2
27% of total revenues2
15% of total revenues2
17% of total revenues2
LTM EBITDA: NIS 2.75bn
LTM EBITDA: NIS 489mm
LTM EBITDA: NIS 337mm
LTM EBITDA: NIS 571mm
67% of total EBITDA3
12% of total EBITDA3
8% of total EBITDA3
14% of total EBITDA3
Note: LTM results, KPIs and Subscriber based market share data are as of 2Q '16;
1 Company estimates; Captures private and business sector
2 Breakdown based on gross revenue (pre elimination of inter-company revenues)
3 Breakdown based on aggregate EBITDA generated by Bezeq Fixed-Line, Pelephone and Bezeq International (pre elimination of inter-company items)
4 Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market

Bezeq operates in an attractive macroeconomic
environment with unique characteristics
Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors’ data
1 Indicates credit rating and outlook by S&P / Moody’s
2 Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscribers; Fixed-Line telephony lines based on Bezeq, HOT, Cellcom, Partner and other operators
3 Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.902 as of December 31, 2015
The Israeli economy benefits from positive fundamentals as reflected in its A+/A1 (stable)1 sovereign credit rating
The Israeli telecommunications market is growing
alongside the growth in population...
Total 2015 revenue:
NIS 22.2bn3
■ Duopoly in infrastructure market with Bezeq
 and HOT as sole owners of fixed-line
 infrastructure
■ High penetration and usage rates across all
 telecommunications services
■ Technology driven market with rapid
 adoption rate of new technologies
■ Strong brand appreciation and loyalty with
 high premium
■ Relatively young population
2
...and Bezeq is the largest player in the market with the
largest revenue share
% of total market revenue
Partner Group, 18%
Cellcom Group, 19%
Hot,
18%
Bezeq Group, 45%
Aggregate
mobile,
broadband
internet and
fixed-line
telephony lines
('000s)
Consistent high GDP growth...
...with strong underlying population growth
% Population
growth in
Israel
Real GDP (rebased to 100)

Bezeq's leading position is supported by its fully
owned advanced network infrastructure and
technology across all lines of business

Marseille
Sofia
Istanbul
Rome
Bari
Thessalonica
Jonah cable
Ariel cable
Palermo
Catania
Athens
Chania
Cypru
s
Israel
Haif
a
Tel-Aviv
Jordan

Bezeq Fixed-Line
Pelephone
Bezeq International
YES
Extended optical fiber deployment underway - Bfiber
(FTTH/FTTB)
Fiber rollout is on track to reach 1,300,000 households by
end of 2015
The only fixed-line company with a nationwide fiber
network
Implementing VDSL and vectoring technologies
Highly advanced nationwide NGN network that has led to
impressive achievements
Average speed among Bezeq subscribers has increased
from 24.0 Mbps in Q3 2014 to 40.2 Mbps in Q2 2016
Fast and advanced network
Rolling out High Speed 4G network , using LTE
technology.
In 2015 majority of the population will enjoy 4G
coverage
Covers substantially all of Israel with 2 switch farms
connected to approximately 2,200 sites
The network performances expected to upsurge
following the LTE frequency tender
Advanced infrastructure following the launch of submarine cable in 2012 ("Jonah")
Among the most advanced in the world (40G upgradable to 100G)
Key differentiator over competition
Only Israeli ISP to own an international infrastructure
Increased capacity and Internet performance
Potential revenue streams from future sale of additional cable capacity
Full cable redundancy
Pioneer in HD broadcasting, advanced set-top box
combining PVR, VOD & HD, and streamer
Leader in value added services based on Hybrid
satellite-IP platform and Progressive Download
technology
Launched "yes Multiroom" service (first in Israel)
Recently launched "yes Go" - TV Everywhere service
(first in Israel)

Bezeq Financials
(NIS Millions)
Revenues
EBITDA
Net Income
Free Cash Flow

Bezeq’s Dividend Policy Distribution of 100% of its net income on a semi-annual basis

Source: Bezeq

* Dividend Yield is based on average market cap during the period

●	Based on its ownership interest, BCOM will receive ~ 26.3% of Bezeq’s annual dividends
●	Since 2006, Bezeq has paid over NIS 25.8 billion (US$ 6.8 billion) in dividends.
●	On August 3, 2016, the Board of Directors of Bezeq resolved to recommend to its shareholders the distribution of a cash dividend of NIS 665 million, representing Bezeq’s profits for the first half of 2016. The dividend will be paid on October 6, 2016 to shareholders of record as of September 20, 2016.

BCOM’s Solo Net Debt

	December 31, 2015	June 30, 2016
	NIS millions	NIS millions

Financial liabilities
Senior Secured Notes	2,718	2,500
Series B Debentures	710	696
Tax liability	79	71
Total Financial Liabilities	3,507	3,267

Liquidity balances
Lockbox account	532	1,096
Unrestricted Cash	421	252
Total Liquidity	953	1,348

Net debt	2,554	1,919

Sources and Uses
Refinance September 2016

Sources	NIS Millions	Uses	NIS Millions
Liquidity *	1,100	Redemption of Notes principal	2,600
New bond issuance	1,800	Call option fee 5.5%	150
		Interest payment	140
		Issuance costs	10
	2,900		2,900

* After leaving a safety cushion in the amount of NIS 250 million. The amount does not include dividend receivable from Bezeq on October 6, 2016 in the amount of NIS 175 million, which will increase the safety cushion.

Terms of New Bonds

NIS Denominated bonds series with fixed interest traded on TASE. Interest payments are payable semi annually on May and November. 7.5% of principal amount will be payable on November of each year from 2020 to 2023, while final repayment (70%) will be on November 2024. The legal terms and covenants are fully described on the public draft of the new Indenture. Below is the new bond schedule in NIS millions):

Date	Beginning balance	Interest Payment	Principal repayment	Total cashflow	Ending balance
31/05/2017	1,800	36	-	36	1,800
30/11/2017	1,800	27	-	27	1,800
31/05/2018	1,800	27	-	27	1,800
30/11/2018	1,800	27	-	27	1,800
31/05/2019	1,800	27	-	27	1,800
30/11/2019	1,800	27	-	27	1,800
31/05/2020	1,800	27	-	27	1,800
30/11/2020	1,800	27	135	162	1,665
31/05/2021	1,665	25	-	25	1,665
30/11/2021	1,665	25	135	160	1,530
31/05/2022	1,530	23	-	23	1,530
30/11/2022	1,530	23	135	158	1,395
31/05/2023	1,395	21	-	21	1,395
30/11/2023	1,395	21	135	156	1,260
31/05/2024	1,260	19	-	19	1,260
30/11/2024	1,260	19	1,260	1,279	-

Total		400	1,800	2,200

Solo Balance Sheet Forecast

	June 30, 2016	December 31, 2016
	Reported	Forecast
	NIS Millions	NIS Millions
Current assets
Liquidity	1,348	369
Other receivables	5	5
Total current assets	1,353	374

Non-current assets
Derivatives	163	-
Investment in Bezeq	3,406	3,375
Total non-current assets	3,569	3,375

Total assets	4,922	3,749

Current liabilities
Current maturities of debentures	226	226
Accrued interest and others	29	25
Tax liability	71	35
Total current liabilities	326	286

Non-current liabilities
Debentures	3,170	2,249
Total non-current liabilities	3,170	2,249

Shareholders equity	1,426	1,214
Total non-current liabilities and shareholders equity	4,922	3,749

Forecast of Debt Repayment Schedule
(NIS Millions)

1,298
38
1,260
325
63
36
226
302
54
22
226
287
54
7
226
189
54
135
185
50
135
181
46
135
177
42
135
2017
2018
2019
2020
2021
2022
2023
2024

Series B principal repayments
Series B Interest payments
Series C principal repayments
Series C Interest payments

B Communications After the Refinancing
Net debt of NIS 2 Billion with scheduled principal repayments.
Post deal financing costs are only 1/3 of pre deal financing costs. Financing costs are decreasing from year to year.
Interest coverage ratio will be 3 times higher than the current ratio. The ratio will increase in the future.
Bezeq's dividend yield will be much higher than the interest on the Company's debt.
Significant shareholder's equity and retained earnings which will increase every year.
NAV of more than NIS 3.5 Billion.
Unpledged Bezeq shares in the amount of NIS 280 million.

Thank you

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Term
Definition
Liquidity balances
Cash and cash equivalents and short term investments.
Net debt
Total financial liabilities minus liquidity balances.
Loan To Value - LTV
Solo Net debt to Company's share in Bezeq's market cap.
Dividend yield
Total dividends paid by the company during last 12 months to Company's average market cap.
during last 12 months.
Interest coverage ration
Total dividends received by the company during last 12 months to forecast interest payments during coming 12 months.
EBITDA
Earnings Before Interest, Taxes, Depreciation, Amortization.
Enterprise Value - EV
Market cap. of shareholders' equity plus net debt.
B Communications' NAV
Value of B Communications' share in Bezeq's market cap less B communications solo net debt.
Internet Gold's NAV
Value of Internet Gold's share in B Communications' NAV less Internet Gold's solo net debt.
Net debt / EBITDA
Proportional net debt to EBITDA according to company's holding ratio in its subsidiaries.
Market Capitalization
Market cap. Figures in this presentation are as of August 23, 2016.
Free cash flow
Cash flows from operating activities minus capital expenditures.
Net cash flows
Change in liquidity balances during last 12 months.